P.E. 2/11/02

02014940

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2000 to February, 2002.

Leader Capital Corp.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __x__ Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __x__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: February 11, 2002

By [signature]
Name: Magaly Bianchini
Title: Director

Leader Capital Corp.

150 York Street, Suite 302 Toronto, ON M5H 3S5
Tel. 416-304-1913 Fax. 416-360-4034

November 29, 2001

Listing: CDNX, symbol "YDE"
Issued & Outstanding Common Shares: 11,613,239

INTERIM FINANCIAL STATEMENTS

Leader Capital Corp. is pleased to present its interim financial statements for the six months ended September 30, 2001. These documents may be viewed at www.sedar.com.

Further information can be obtained from Leader Capital Corp. (contact Magaly Bianchini at: Tel. 416-304-1913).

Neither the Canadian Venture Exchange nor any securities Regulatory Authority has approved or disapproved of the contents of this news release.

- 30 -

CONSOLIDATED FINANCIAL STATEMENTS OF

LEADER CAPITAL CORP.

SIX MONTHS ENDED SEPTEMBER 30, 2001

(Unaudited)

Prepared in Canadian Dollars

LEADER CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS SEPTEMBER 30, 2001

(Unaudited)

	September 30, 2001	March 31, 2001
ASSETS		
Development properties	$ 2,797,139	$ 2,722,876
Rental properties	104,573	169,562
Prepaid expenses	-	78,325
Promissory note receivable (Note 1)	100,308	-
Accounts receivable	9,378	48,795
Cash and equivalents	1,026,011	1,091,690
	$ 4,037,409	$ 4,111,248
LIABILITIES		
Mortgages payable	$ 62,280	$ 105,283
Accounts payable	47,243	33,281
	109,523	138,564
SHAREHOLDERS' EQUITY		
Capital stock	4,663,459	4,663,459
Deficit	(735,573)	(690,775)
	3,927,886	3,972,684
	$ 4,037,409	$ 4,111,248

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

SIX MONTHS ENDED SEPTEMBER 30, 2001 and 2000

(Unaudited)

	2001	2000
REVENUE		
Rental income	$ 7,370	$ 16,220
Interest	22,073	230
Sales of housing	-	718,055
Gain on sale of subsidiary	-	73,799
	29,443	808,304
COSTS AND EXPENSES		
Rental property taxes, maintenance fees and repairs	3,099	22,046
Amortization of rental properties	1,350	2,562
Mortgage interest - rental properties	2,388	21,894
Administration and general	60,404	53,579
Capital tax	7,000	-
Cost of housing sold	-	671,876
	74,241	771,957
NET INCOME (LOSS) FOR THE PERIOD	(44,798)	36,347
DEFICIT - BEGINNING OF PERIOD	(690,775)	(431,560)
DEFICIT - END OF PERIOD	$ (735,573)	$ (395,213)
NET INCOME (LOSS) PER SHARE	$ 0.00	$ 0.00

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

THREE MONTHS ENDED SEPTEMBER 30, 2001 and 2000

(Unaudited)

	2001	2000
REVENUE		
Rental income	$ 3,725	$ 6,870
Interest	10,118	230
Gain on sale of subsidiary	-	73,799
	13,843	80,899
COSTS AND EXPENSES		
Rental property taxes, maintenance fees and repairs	533	17,777
Amortization of rental properties	675	-
Mortgage interest - rental properties	1,538	17,851
Administration and general	28,119	42,737
Capital tax	4,000	-
	34,865	78,365
NET INCOME (LOSS) FOR THE PERIOD	$ (21,022)	$ 2,534
NET INCOME (LOSS) PER SHARE	$ 0.00	$ 0.00

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED SEPTEMBER 30, 2001 and 2000

(Unaudited)

	2001	2000
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net income (loss) for the period	$ (44,798)	$ 36,347
Amortization of rental properties	1,350	2,562
Gain on sale of shares in subsidiary	-	(73,799)
Properties under development	(5,832)	1,142,547
	(49,280)	1,107,657
Net change in non-cash working capital -		
Accounts receivable	39,417	7,294
Promissory note receivable	(100,308)	-
Prepaid expenses	9,894	-
Accounts payable	13,962	(145,528)
Deferred revenue	-	(8,000)
	(86,315)	961,423
INVESTING ACTIVITY		
Proceeds on sale of rental property	63,639	-
FINANCING ACTIVITIES		
Increase in loans	-	296,141
Repayment of mortgages payable	(43,003)	(278,229)
	(43,003)	17,912
CHANGE IN CASH AND EQUIVALENTS	(65,679)	979,335
CASH AND EQUIVALENTS - BEGINNING OF PERIOD	1,091,690	107,719
CASH AND EQUIVALENTS - END OF PERIOD	$ 1,026,011	$ 1,087,054

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED SEPTEMBER 30, 2001 and 2000

(Unaudited)

	2001	2000
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net income (loss) for the period	$ (21,022)	$ 2,534
Amortization of rental properties	675	-
Gain on sale of shares in subsidiary	-	(73,799)
Properties under development	707	560,779
	(19,640)	489,514
Net change in non-cash working capital -		
Accounts receivable	17,116	8,635
Promissory note receivable	(100,308)	-
Accounts payable	6,879	(110,659)
Deferred revenue	-	(3,000)
	(95,953)	384,490
FINANCING ACTIVITIES		
Increase in loans	-	296,141
Mortgages	-	381,740
Repayment of mortgages payable	(2,330)	(211,818)
	(2,330)	466,063
CHANGE IN CASH AND EQUIVALENTS	(98,283)	850,553
CASH AND EQUIVALENTS - BEGINNING OF PERIOD	1,124,294	236,501
CASH AND EQUIVALENTS - END OF PERIOD	$ 1,026,011	$ 1,087,054

LEADER CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements as they do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated financial statements follow the same accounting policices and methods of application as the most recent annual consolidated financial statements.

1. Promissory note receivable

The Company made certain payments on behalf of an unrelated party. Consideration was in the form of a promissory note due February 6, 2002 bearing interest at 5% per annum.

CONSOLIDATED FINANCIAL STATEMENTS OF

LEADER CAPITAL CORP.

THREE MONTHS ENDED JUNE 30, 2001

(Unaudited)

LEADER CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2001	Mar 31, 2001
ASSETS		
Development properties	$ 2,729,415	$ 2,722,876
Rental properties	105,248	169,562
Prepaid expenses	68,431	78,325
Accounts receivable	26,494	48,795
Cash and equivalents	1,124,294	1,091,690
	$ 4,053,882	$ 4,111,248
LIABILITIES		
Mortgages payable	$ 64,610	$ 105,283
Accounts payable	40,364	33,281
	104,974	138,564
SHAREHOLDERS' EQUITY		
Capital stock	4,663,459	4,663,459
Deficit	(714,551)	(690,775)
	3,948,908	3,972,684
	$ 4,053,882	$ 4,111,248

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

THREE MONTHS ENDED JUNE 30, 2001 AND 2000

(Unaudited)

	June 30, 2001	June 30, 2000
REVENUE		
Rental income	$ 3,645	$ 9,350
Interest	11,955	-
Sales of housing	-	718,055
	15,600	727,405
COSTS AND EXPENSES		
Rental property taxes, maintenance fees and repairs	2,566	4,269
Amortization of rental properties	675	2,562
Mortgage interest - rental properties	850	4,043
Administration and general	32,285	10,842
Capital tax	3,000	-
Cost of housing sold	-	671,876
	39,376	693,592
NET INCOME (LOSS) FOR THE PERIOD	(23,776)	33,813
DEFICIT - BEGINNING OF PERIOD	(690,775)	(587,221)
DEFICIT - END OF PERIOD	$ (714,551)	$ (553,408)
NET INCOME (LOSS) PER SHARE	$ 0.00	$ 0.00

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED JUNE 30, 2001 AND 2000

(Unaudited)

	June 30, 2001	June 30, 2000
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net income (loss) for the period	$ (23,776)	$ 33,813
Item not involving current cash flows -		
Amortization of rental properties	675	2,562
Properties under development less recovery on sales	(6,539)	581,768
	(29,640)	618,143
Net change in non-cash working capital -		
Accounts receivable	22,301	(1,341)
Prepaid expenses	9,894	(5,000)
Accounts payable	7,083	(34,869)
	9,638	576,933
INVESTING ACTIVITY		
Proceeds on sale of rental property	63,639	-
FINANCING ACTIVITY		
Repayment of mortgages payable	(40,673)	(448,151)
CHANGE IN CASH AND EQUIVALENTS	32,604	128,782
CASH AND EQUIVALENTS - BEGINNING OF PERIOD	1,091,690	107,719
CASH AND EQUIVALENTS - END OF PERIOD	$ 1,124,294	$ 236,501

LEADER CAPITAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JUNE 30, 2001 AND 2000

(Unaudited)

These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements as they do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Leader Capital Corp.

150 York Street, Suite 302, Toronto, ON M5H 3S5
Tel. 416-304-1913 Fax. 416-360-4034

August 30, 2001

Listing: CDNX, symbol "YDE"
Issued & Outstanding Common Shares: 11,613,239

INTERIM FINANCIAL STATEMENTS

Leader Capital Corp. is pleased to present its interim financial statements for the three months ended June 30, 2001. These documents may be viewed at www.sedar.com.

Further information can be obtained from Leader Capital Corp. (contactMagaly Bianchini at: Tel. 416-304-1913).

Neither the Canadian Venture Exchange nor any securities Regulatory Authority has approved or disapproved of the contents of this news release.

CONSOLIDATED FINANCIAL STATEMENTS OF

LEADER CAPITAL CORP.

YEARS ENDED MARCH 31, 2001 AND 2000

AUDITORS' REPORT
To the Shareholders of
Leader Capital Corp.

We have audited the consolidated balance sheets of Leader Capital Corp. as at March 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

TORONTO, ONTARIO
June 28, 2001

CHARTERED ACCOUNTANTS

LEADER CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2001 AND 2000

	2001	2000
ASSETS		
Development properties (Notes 3 and 5)	$ 2,722,876	$ 4,333,557
Rental properties (Notes 4 and 5)	169,562	433,125
Prepaid expenses	78,325	-
Accounts receivable	48,795	11,705
Cash and equivalents	1,091,690	107,719
	$ 4,111,248	$ 4,886,106
LIABILITIES		
Mortgages payable (Note 5)	$ 105,283	$ 565,691
Accounts payable	33,281	236,177
Deferred revenue	-	8,000
	138,564	809,868
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	4,663,459	4,663,459
Deficit	(690,775)	(587,221)
	3,972,684	4,076,238
	$ 4,111,248	$ 4,886,106

Signed on Behalf of the Board

Director

Director

The accompanying notes are an integral part of these consolidated financial statements.

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED MARCH 31, 2001 AND 2000

	2001	2000
REVENUE		
Rental income	$ 31,767	$ 48,263
Interest	27,873	2,265
Gain on sale of development property	147,379	-
Sales of housing (Note 2)	718,055	1,412,631
Gain on sale of subsidiary (Note 2)	208,823	-
	1,133,897	1,463,159
COSTS AND EXPENSES		
Rental property taxes, maintenance fees and repairs	22,879	26,783
Amortization of rental properties	9,427	10,250
Mortgage interest - rental properties	18,361	20,942
Loss on sale of rental properties	33,828	12,921
Write down of rental properties	15,000	-
Administration and general	203,683	125,097
Capital tax	12,397	16,980
Cost of housing sold (Note 2)	671,876	1,564,442
Write down of development property	250,000	22,185
	1,237,451	1,799,600
NET LOSS FOR THE YEAR	(103,554)	(336,441)
DEFICIT - BEGINNING OF YEAR	(587,221)	(250,780)
DEFICIT - END OF YEAR	$ (690,775)	$ (587,221)
NET LOSS PER SHARE	$ (0.01)	$ (0.03)

The accompanying notes are an integral part of these consolidated financial statements.

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2001 AND 2000

	2001	2000
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net loss for the year	$ (103,554)	$ (336,441)
Items not involving current cash flows -		
Amortization of rental properties	9,427	10,250
(Gain) loss on sale of properties	(130,061)	12,921
Gain on sale of subsidiary	(208,823)	-
Write down of properties	265,000	-
Properties under development less recovery on sales	165,731	(203,531)
	(2,280)	(516,801)
Net change in non-cash working capital -		
Accounts receivable	(41,611)	19,192
Prepaid expenses	(77,248)	-
Accounts payable	(96,770)	(340,676)
Deferred revenue	(5,000)	2,000
	(222,909)	(836,285)
INVESTING ACTIVITIES		
Proceeds on sale of property	401,352	-
Proceeds on sale of subsidiary	1,044,118	-
Proceeds on sale of rental properties	221,818	52,225
	1,667,288	52,225
FINANCING ACTIVITIES		
Issue of common shares	-	399,980
Loans	-	(130,000)
Mortgage proceeds	-	361,534
Repayment of mortgages payable	(460,408)	(63,450)
	(460,408)	568,064
CHANGE IN CASH AND EQUIVALENTS	983,971	(215,996)
CASH AND EQUIVALENTS - BEGINNING OF YEAR	107,719	323,715
CASH AND EQUIVALENTS - END OF YEAR	$ 1,091,690	$ 107,719

The accompanying notes are an integral part of these consolidated financial statements.

LEADER CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

The significant policies used in the preparation of these financial statements conform in all material respects, to Canadian generally accepted accounting principles and include the standards of disclosure as recommended by the Canadian Institute of Public Real Estate Companies (CIPREC).

(b) Principles of Consolidation

These consolidated financial statements include the accounts of Leader Capital Corp. (the "Company") and its wholly-owned subsidiary Leader Land Corporation. During the year ended March 31, 2001 the Company disposed of its wholly-owned subsidiary, Royal Orchards Estates (Beamsville) Ltd. On March 31, 2001 the Company amalgamated with its wholly-owned subsidiary, Leader Land Corporation.

(c) Use of Estimates

The preparation of financial statements under Canadian generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Development Properties

Properties are recorded at the lower of cost and net realizable value.

All costs related to property held for development and sale are capitalized. These costs include mortgage interest, property taxes, construction management fees and supervisory costs. Ancillary income relating specifically to such properties is treated as a reduction of costs.

(e) Rental Properties

Rental operations comprise the rental of condominium units and related costs. Amortization of the cost of rental units is provided for on a straight line basis over 40 years.

(f) Revenue Recognition

Income from the sale of land and properties is recorded when the collection of sales proceeds is reasonably assured and all other significant conditions are met. Rental income is recorded on the accrual basis.

(g) Financial Instruments

The carrying value of financial assets and liabilities approximate their respective fair values.

2. DISPOSITION OF ROYAL ORCHARDS ESTATES (BEAMSVILLE) LTD.

During the year, the Company sold its 100% interest in Royal Orchard Estates (Beamsville) Ltd. to a related party for cash consideration of $1,267,910 and forgiveness of debt of $34,926. The results of operations from April 1, 2000 until disposition along with the resulting gain on sale have been included in the statement of operations.

3. DEVELOPMENT PROPERTIES

	2001	2000
Property held for development and for sale:		
Gatineau, Quebec	$ 1,881,751	$ 2,114,364
St. Catharines, Ontario	841,125	1,074,933
Beamsville, Ontario (Note 2)	-	1,144,260
	$ 2,722,876	$ 4,333,557

Under terms of an option agreement dated February 24, 2000, the beneficiary was granted the right to purchase a certain parcel of land located in Gatineau, Quebec. The option on the first phase was exercised and a parcel of land representing approximately 12% of the total property was sold during the year.

4. RENTAL PROPERTIES

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Land	$ 20,500	$ -	$ 20,500	$ 38,500
Condominiums	160,000	10,938	149,062	394,625
	$ 180,500	$ 10,938	$ 169,562	$ 433,125

LEADER CAPITAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001 AND 2000

5. MORTGAGES PAYABLE

	2001	2000
9.22% mortgage, repayable in monthly instalments of $3,987, principal and interest, maturing July 1, 2000, secured by the St. Catharines property.	$ -	$ 300,881
7.45% first mortgages on the rental properties, repayable in monthly instalments of $1,100, principal and interest, maturing October 1, 2001.	105,283	206,699
10% demand mortgage payable.	-	58,111
	$ 105,283	$ 565,691

6. CAPITAL STOCK

(a) Authorized -

Unlimited number of common shares.
Unlimited number of Class A shares

(b) Issued -

	Number of Shares	Amount
Balance - March 31, 1999	9,612,124	$ 4,113,479
Special warrants	317,308	150,000
Private placement of common shares	2,000,000	399,980
Balance - March 31, 2001 and 2000	11,929,432	$ 4,663,459

(c) Special Warrants

During the year ended March 31, 1999, the Company issued 288,462 special warrants for $150,000. Each special warrant was exchangeable for one common share without additional consideration. The special warrants provided that they were exercisable at any time prior to December 31, 1999 and deemed exercised on the earlier of the sixth business day following the date of acceptance for filing of the Company's prospectus and December 31, 1999. Since the prospectus was not filed by December 31, 1999 the holders were entitled to 1.1 common shares for each warrant exercised.

(d) Stock Options

At March 31, 2001, options were outstanding to directors to purchase 1,160,300 common shares at $0.17 per share, exercisable on or before December 7, 2005.

7. TAX LOSSES CARRIED FORWARD

The Company has accumulated non-capital losses for income tax purposes of $855,811 which can be carried forward to be applied against future taxable income. The tax benefit of these losses has not been recorded in these financial statements. These losses expire as follows:

2005	$ 486,809
2006	73,087
2007	204,573
2008	91,342
	$ 855,811

8. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements were reported on by other auditors and have been reclassified from statements previously presented to conform to the presentation of the 2001 consolidated financial statements.

Leader Capital Corp.

150 York Street, Suite 302 Toronto, ON M5H 3S5
Tel. 416-304-1913 Fax. 416-360-4034

August 20, 2001

Listing: CDNX, symbol "YDE"
Issued & Outstanding Common Shares: 11,613,239

ANNUAL FINANCIAL STATEMENTS

Leader Capital Corp. is pleased to present its annual financial statements for the year end ended March 31, 2001. These documents may be viewed at www.sedar.com.

Further information can be obtained from Leader Capital Corp. (contact Magaly Bianchini at: Tel. 416-304-1913).

Neither the Canadian Venture Exchange nor any securities Regulatory Authority has approved or disapproved of the contents of this news release.

LEADER CAPITAL CORP.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2000

	2000	1999
INCOME		
Sale of housing and property	$ 1,140,407	$ 929,364
Rental income	23,870	44,824
Interest income	9,569	1,740
Gain on sale of subsidiary	207,696	-
	1,381,542	975,928
COSTS AND EXPENSES		
Cost of housing and property sold	946,849	958,377
Mortgage interest - rental properties	14,006	15,447
Condominium property taxes, maintenance fees and repairs	15,825	20,824
Administration and general	165,768	145,345
Amortization of rental properties	7,700	9,000
	1,150,148	1,148,993
	231,394	(173,065)
INCOME TAXES	16,300	-
NET INCOME (LOSS) FOR THE PERIOD	$ 215,094	$ (173,065)
NET INCOME (LOSS) PER COMMON SHARE	$ 0.02	$ (0.02)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2000

	2000	1999
OPERATIONS		
Net income (loss) for the period	$ 215,094	$ (173,065)
Items not involving cash -		
Amortization	7,700	9,000
Gain on sale of subsidiary	(207,696)	-
Net change in non-cash working capital	(215,139)	30,089
Properties under development	533,679	(428,611)
	333,638	(562,587)
INVESTING ACTIVITY		
Proceeds on sale of subsidiary	1,042,989	-
FINANCING ACTIVITIES		
Mortgage repayments	(369,596)	(11,464)
Issue of common shares	-	399,980
Increase in loans	-	160,675
	(369,596)	549,191
INCREASE (DECREASE) IN CASH	1,007,031	(13,396)
CASH - BEGINNING OF PERIOD	107,719	323,715
CASH - END OF PERIOD	$ 1,114,750	$ 310,319

UNAUDITED

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2000	1999
Revenue		
Sale of housing	$ 718,055	$ 516,079
Rental income	16,220	30,107
Interest	230	177
Gain on sale of shares in subsidiary	73,799	-
	808,304	546,363
Costs and expenses		
Cost of housing sold	671,876	525,545
Mortgage interest – rental properties	21,894	10,363
Condominium property taxes, maintenance fees and repairs	22,046	13,378
Administration and general	53,579	47,207
Amortization of rental properties	2,562	6,000
	771,957	602,493
Net income (loss)	36,347	(56,130)
Deficit, beginning of the period	(431,560)	(250,780)
Deficit, end of the period	$(395,213)	$(306,910)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2000	1999
Cash resources provided by (used in):		
Operating activities		
Net income (loss)	$ 36,347	$(56,130)
Amortization	2,562	6,000
Gain on sale of shares in subsidiary	(73,799)	-
	(34,890)	(50,130)
Properties under development	1,142,547	(449,088)
	1,107,657	(499,218)
Changes in non-cash working capital balances		
Decrease in accounts receivable	7,294	21,517
Decrease in deferred revenue	(8,000)	(300)
Increase in accounts payable	(145,528)	252,366
	961,423	(225,635)
Financing activities		
Increase in loans	296,141	62,829
Repayment of mortgages payable	(278,229)	(7,571)
	17,912	55,258
Increase (decrease) in cash	979,335	(170,377)
Cash, beginning of the period	107,719	323,715
Cash, end of the period	$ 1,087,054	$ 153,338

LEADER CAPITAL CORP.

150 York St., Suite 302, Toronto, Ontario M5H 3S5

October 27, 2000

British Columbia Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Attention: General-Secretary's Office

Dear Sirs:

Re: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, the undersigned confirms that board of directors of the Corporation have reviewed the Notice of Change of Auditors for the Corporation, the letter from the former auditor, John E. Goodwin, Chartered Accountant and the letter from the successor auditors, SMITH NIXON & CO. LLP, Chartered Accountants.

Yours truly,

LEADER CAPITAL CORP.

"SALVATORE FUDA"

LEADER CAPITAL CORP.

150 York Street, Suite 302, Toronto, Ontario M5H 3S5

PROXY

PROXY SOLICITED BY THE **MANAGEMENT** OF THE CORPORATION, for the **Annual and Special Meeting of Shareholders to be held on Thursday November 30, 2000**. The undersigned shareholder of Leader Capital Corp. (the "Corporation") hereby **appoints Salvatore Fuda or failing him, Magaly Bianchini, or failing him, ____________ as proxy, with power of substitution, to attend and vote for the undersigned** at the Annual and Special Meeting of Shareholders of the Corporation to be held at the offices of the Corporation, 150 York Street, Suite 302, Toronto, Ontario M5H-3S5 at the hour of 10:00 a.m. on Thursday November 30, 2000, and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as follows:

1.	For [ ] Against [ ]	Approval of special resolution to empower the directors of the Corporation to determine the number of directors within the minimum and maximum number of directors which the Corporation may have.
2.	For [ ] Withhold [ ]	Election of directors.
3.	For [ ] Withhold [ ]	Appointment of Smith Nixon & Co. LLP, Chartered Accountants, as the auditors of the Corporation and authorizing the directors to fix their remuneration.
4.	For [ ] Against [ ]	Approval of the creation of a new directors', senior officers', employees' and service providers' incentive stock option plan.
5.	For [ ] Against [ ]	Approval of an ordinary resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers and/or as consideration for the acquisition of assets during the ensuing twelve month period.

6. In their discretion, with respect to each matter hereinbefore specified as to which choice has not been specified, or any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournments thereof.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION'S TRANSFER AGENT, EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H-4C3, NOT LATER THAN 4:00 P.M., TORONTO TIME, ON WEDNESSDAY, NOVEMBER 29, 2000.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this __________day of ________________, 2000.

Name of Shareholder (please print): ______________________

Signature of Shareholder: ______________________________

Number of Common Shares Held: ______________________

NOTES

1. The Shares represented by this proxy instrument will be voted. The proxy confers authority for the above named to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the proxy instrument or other matters which may properly come before the meeting.

2. Each shareholder has the right to appoint a person to represent him at the meeting other than the person specified above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Please sign exactly as your name appears on the back of the proxy and date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4. If the form of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5. If the shareholder appoints the person designated above as his proxy to attend and act at the said meeting:

   a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder or any ballot that may be called for;

   b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

   c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN ITEMS NO. 1 THROUGH 6 ABOVE, THE PROXY WILL BE VOTED <u>FOR</u> SUCH MATTERS.

October 27, 2000.

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000, and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John Goodwin"
John E. Goodwin.

October 27, 2000.

Alberta Securities Commission
20th Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000 and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John E. Goodwin"
John E. Goodwin.

October 27, 2000.

British Columbia Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000, and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John Goodwin"
John E. Goodwin.

October 27, 2000.

Canadian Venture Exchange
P.O. Box 498
Suite 600, 6th Floor
130 King Street West
Toronto, Ont. M5X 1E5

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000, and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John Goodwin"
John E. Goodwin.

October 27, 2000

Ontario Securities Commission
Suite 1800, P.O. Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: General-Secretary's Office

Dear Sirs:

Leader Capital Corp. (the "Corporation)

Please be advised that, in connection with National Policy #31, we hereby notify the Ontario Securities Commission that we have read the Corporation's notices of change of auditors dated October 27, 2000 and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

October 27, 2000

Mr. Tom Bertling
Alberta Securities Commission
10025 Jasper Avenue
20th Floor
Edmonton, Alberta
T5J 3Z5

Dear Mr. Bertling:

Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the Alberta Securities Commission that we have read the Corporation's notices of change of auditors dated October 27, 2000and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

October 27, 2000

British Columbia Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Attention: General-Secretary's Office

Dear Sirs:

Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the British Columbia Securities Commission that we have read the Corporation's notices of change of auditors dated October 27, 2000 and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

October 27, 2000

Canadian Venture Exchange
P.O. Box 498
Suite 600, 6th Floor
130 King Street West
Toronto, Ont. M5X 1E5

Dear Sirs;

RE: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the Canadian Venture Exchange that we have read the Corporation's notices of change of auditors dated October 27, 2000and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

LEADER CAPITAL CORP.

150 York Street, Suite 302, Toronto, Ontario M5H 3S5

INFORMATION CIRCULAR
MANAGEMENT SOLICITATION

I. GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the Management of Leader Capital Corp. (the "Corporation") for the use at an Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held at the offices of the Corporation, 150 York Street, Suite 302, Toronto, Ontario M5H 3S5 at the hour of 10:00 a.m. on November 30, 2000 for the purposes set out in the accompanying Notice of Meeting. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy with the Secretary of the Corporation as instructed herein below. A proxy can be executed by the shareholder or his attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is exercised by instrument in writing executed and delivered in the same manner as the proxy at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting and upon either such occurrence, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the Directors duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 4:00 P.M. ON THE LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING NOVEMBER 29, 2000, OR ANY ADJOURNMENT THEREOF, WITH THE CORPORATION'S TRANSFER AGENT, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment prior to the time for voting. A return envelope has been included with this material.

EXERCISE OF DISCRETION OF PROXIES

The persons named in the accompanying form of proxy for use at the meeting will vote the shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SHARES SHALL BE VOTED "FOR":

1. The approval of a special resolution empowering the directors of the Corporation to determine the number of directors to be elected at meetings of shareholders;

2. The election of directors;

3. The appointment of Smith Nixon & Co. LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration;

4. The approval of a new directors', officers', employees' and service providers stock option plan;

5. The approval, with or without variation, of a resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers or as consideration for the acquisition of assets by the Corporation during the ensuing twelve month period;

6. Such further and other business as may be properly brought before the Meeting or any adjournment thereof.

ALL AS MORE PARTICULARLY DESCRIBED IN THIS CIRCULAR.

Item 1 requires approval by a special resolution of the votes cast at the Meeting. Each of items 2, 3 and 5 requires approval by a simple majority of the votes cast at the Meeting. Item 4 requires approval by a simple majority of the votes cast at the Meeting excluding votes attached to shares held by insiders of the Corporation.

The enclosed form of proxy confers discretionary authority upon the person named herein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN

ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of common shares, of which 11,613,239 shares are issued and outstanding as fully paid and non-assessable as at October 24 2000.

The record date for the Meeting is October 24 , 2000. Each shareholder of record will be entitled to one (1) vote for each share held at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at October 24 , 2000, the following beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the voting rights attached to all classes of voting securities of the Corporation:

Name	Number of common shares owned or controlled	Percentage of outstanding voting shares
Giomardi Holdings	1,246,530	10.7%

II. MANAGEMENT REMUNERATION

EXECUTIVE COMPENSATION

Pursuant to the Regulation under the *Securities Act* (Ontario), the Corporation must disclose the compensation paid to its "Named Executive Officers". This includes the Corporation's Chief Executive Officer (or an individual that served in a similar capacity) and the other four most highly compensated executive officers provided that disclosure is not required for those executive officers, other than the Chief Executive Officer, whose total salary and bonus did not exceed $100,000. Executive officers of the Corporation include the Chairman of the Board, the President and Vice-President in charge of a principal business unit such as sales, finance or production, and any officer of the Corporation or other subsidiaries who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation or its subsidiaries. The Corporation has no executive officers whose salary and bonus exceeded $100,000 during the last three fiscal years. The following table sets forth all compensation paid to the Corporation's President during the fiscal years ended March 31, 1999 and March 31, 2000:

Summary Compensation Table

Name and Principal Position	Year [2]	Annual Compensation			Long-Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
Salvatore Fuda President	2000 1999	- -	- -	- -	- -	- -	- -	- -

Notes:

1. No executive officer earned more than $100,000 in either of the 2 fiscal periods ended March 31, 1999 and March 31, 2000.
2. No stock appreciation rights ("SARs") have been granted other than those stated above.

No stock options were granted or exercised during the fiscal year ended March 31, 2000. During fiscal year ended March 31, 1999, 1,000,000 shares at an exercise price of 0.52 per share were granted as director's options as follows – Andrew Brandt -, 50,000, Robert Montemarano – 225,000, Rino Montemarano – 225,000, Magaly Bianchini – 250,000, Salvatore Fuda – 250,000. Rino Montemarano and Salvatore Fuda exercised 200,000 options each. The remainder of the options were not exercised and expired on Sept. 14, 2000.

COMPENSATION OF DIRECTORS

During the fiscal years ended March 31, 1999 and March 31, 2000, the Corporation did not pay any cash amounts to any of the directors of the Corporation as compensation for services rendered in their capacity as directors.

III. PARTICULARS OF MATTERS TO BE ACTED UPON

SPECIAL RESOLUTION AUTHORIZING THE DIRECTORS TO DETERMINE THE NUMBER OF DIRECTORS TO BE ELECTED

Shareholder approval is sought in respect of a special resolution to empower the directors of the Corporation to determine the number of directors of the Corporation and the number of directors to be elected at annual meetings of shareholders. The Articles of the Corporation currently provide for a minimum of three (3) and a maximum of seven (7) directors. The proposed resolution would empower the board of directors to fix the number of directors of the Corporation and the number of directors to be elected at the annual meetings of shareholders of the Corporation, within the minimum and maximum number of directors, from time to time. Annexed hereto as Schedule "A" is the full text of the proposed special resolution. Shareholders are urged to approve this resolution.

ELECTION OF DIRECTORS

The board of directors currently consists of three (3) members. If the resolution permitting the directors of the Corporation to fix the number of directors to be elected at meetings of shareholders is approved, the directors have agreed to fix, by resolution, the number of directors to be elected to three (3). Each director elected is entitled to hold office until the next annual meeting or until his successor is duly elected, unless said office is earlier vacated in accordance with the by-laws of the Corporation. The following table states the names of the persons nominated by management for election as directors, their principal occupation or employment and the approximate number of shares of the Corporation beneficially owned, directly, or indirectly, or over which control or direction is exercised, by each of them as of October 24,2000. The information as to shares beneficially owned has been furnished by the each of the proposed management nominees:

Name, Municipality of Residence and Director Since	Principal Occupation	Number and Voting Securities Beneficially Owned or Controlled
Salvatore Fuda (1) Toronto, Ontario February, 1993	President Micromem Technologies Inc.; Director, Ontex Resources Inc. and independent businessman	1,246,530
Magaly Bianchini(1) King City, Ontario July, 1998	Independent businesswoman, real estate developer and builder	759,320
Andrew Brandt(1) Sarnia, Ontario July, 1998	Chair and C.E.O., Liquor Control Board of Ontario;	0

Notes:
(1) Proposed Member of Audit Committee.

Background Information on Nominees

Salvatore Fuda - Mr. Fuda has been President and a director of Micromem Technologies Inc. since1998 and prior thereto he was president of Ontex Resources Limited ("Ontex"). He has served as chairmen of Micromem Technologies Inc. since January, 1999. He is currently a director of Ontex, Pifher Resources Ltd and Micromem Technologies Inc. Mr. Fuda is an independent businessman who has had many years experience in real estate development.

Magaly Bianchini – Ms. Bianchini has been involved in the real estate development and construction industry since 1980. She is a partner in Diamante Development Corporation, builders of condominiums in the Toronto area.

Andrew Brandt – Mr. Brandt has been Chairman and Chief Executive Officer of the Liquor Control Board of Ontario ("LCBO") since February 1991. The LCBO is the largest single purchaser of alcohol beverage products in the world with annual sales exceeding two billion dollars. Prior to his appointment to the LCBO, Mr. Brandt served as Leader of the Ontario Progressive Conservative Party from 1987 to 1990. He has previously served as the Minister of Industry and Trade and as Parliamentary Assistant to the Minister of Labour for Ontario.

APPOINTMENT OF AUDITOR

The Reporting Package in connection with this change of auditors has been annexed to this circular as Schedule "D" as required by National Policy 31.

Shareholders are urged by Management to approve the appointment of Smith Nixon & Co. LLP, Chartered Accountants, as the Corporation's auditors until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

RESOLUTION APPROVING A NEW STOCK OPTION PLAN

Shareholder approval is sought for the creation of the 2000 Stock Option Plan (the "Plan") pursuant to which up to 2,300,000 common shares will be reserved for issuance pursuant to stock options.

The Plan provides that only directors, officers, employers and service providers of the Corporation are eligible for grants of options. The options are non-assignable, irrevocable and may be granted, subject to any vesting provisions that the Board of Directors may determine, for a term not to exceed ten years. The exercise price of options is fixed by the Board of Directors at the time of grant provided that the price per common share shall not be less than the market price of the common shares at the time of grant less any permitted discounts. For the purposes of the Plan, "market price" is defined as the closing price of the Corporation's common shares at the time of grant on the Canadian Venture Exchange or on such stock exchange upon which the common shares of the Corporation may be listed for trading on the trading day immediately prior to the date of grant. The aggregate number of common shares reserved for issuance to any one person, whether under the Plan or not, may not exceed 5% of the outstanding issue where "outstanding issue" is defined as the number of common shares issued and outstanding on the trading day immediately prior to the date of grant. If a grantee ceases to be a director, officer, employee or service provider upon an Event of Termination (as defined in the Plan), the options granted are required to be exercised within forty-five (45) days or they are cancelled. If the grantee dies before the expiry of the options, the Optionee's legal representative may exercise the options at any time up to, but not after, a date one year following the date of death, or prior to the close of business on the expiration date of the options, whichever is earlier.

The text of the resolution to approve the stock option plan is attached hereto as Schedule "B". The resolution regarding the approval of the Plan must be passed by at least a majority of the votes cast in respect thereof at the meeting excluding any votes held by insiders or their associates who are option grantees (the "Disinterested Shareholders"). It is contemplated at this time that the Corporation will not be providing any financial assistance to grantees under the Plan to permit them to exercise their options. If approved, a written copy of the Plan may be obtained by a shareholder upon written request to the offices of the Corporation following the Meeting.

FUTURE SHARE ISSUANCES

The Corporation may seek additional equity financing through the issue of additional common shares or special warrants exchangeable for common shares and common share purchase warrants or a combination thereof through private placements to arm's length investors and as consideration for the purchase of assets.

Shareholders are being asked to consider and, if thought fit, to pass, whether with or without variation, a resolution authorizing the Corporation to issue common shares pursuant to additional private placements and as consideration for the acquisitions of assets. There are currently no such transactions pending or intended to be completed.

Although the terms of such share issuances will be negotiated with the various investors and/or their agents, it is anticipated that the share issuances would meet the following general criteria: (a) the issuances would be either common share offerings or unit offerings, with units comprising common shares and common share purchase warrants; (b) the offering price for each issuance would be based upon the market price of the Corporation's common shares at the time that the terms of the share issuance are finalized, subject to certain permitted discounts from the market price as provided for below; (c) directors, officers and holders of more than 10% of the outstanding shares of the Corporation, as well as their affiliates and associates (collectively, "Insiders") may participate, but the number of common shares purchased by any one Insider in any particular share issuance (including shares issuable upon the exercise of warrants) shall not exceed 10% of the issued and outstanding common shares of the Corporation before giving effect to such share issuance; and (d) the maximum number of common shares issuable pursuant to all such share issuance, including common shares issuable upon exercise of warrants included in the issuances, shall not exceed 100% of the number of shares outstanding as at the date of the Meeting (being 11,613,239 common shares).

The share issuances will only be negotiated if management believes the issue price is reasonable in the circumstances. The issuance of shares under the private placements and/or as consideration for the acquisition of assets may result in a change of control of the Corporation. The issue prices will comply with the following guidelines with respect to the pricing of the public offerings and/or private placements.

The price per security must not be lower than the closing market price of the security on the trading date prior to the date on which the share issuances is disclosed, less the applicable discounts as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
above $2.00	15%

Management considers that it is in the best interests of the Corporation to obtain a blanket authorization from the shareholders for additional share issues through private placements and/or as consideration for the acquisition of assets to be entered into during the next twelve months. A blanket approval will obviate the necessity of obtaining shareholder approval for each specific share issuance, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Corporation's administrative costs relating to such share issuance.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. The only Insiders who will be permitted to vote on this matter will be those Insiders who confirm to the Corporation in writing at or prior to the Meeting that they will not participate in any such private placements.

The text of the resolution to be placed before the shareholders in respect of the foregoing matters is set forth in schedule "C" annexed hereto.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this information circular, no insider of the Corporation, proposed nominee for election as a director of the Corporation or any associate or affiliate of such insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPROVAL BY DIRECTORS

This Information Circular and the mailing of same to shareholders has been approved by the Board of Directors of the Corporation.

DATED this 27th day of October, 2000

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Salvatore Fuda"

Salvatore Fuda, President

Schedule "A"

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF

LEADER CAPITAL CORP.

WHEREAS the Articles of Leader Capital Corp. (the "Corporation") provide for a minimum of three (3) directors and a maximum of seven (7) directors of the Corporation;

BE IT RESOLVED as a special resolution of the Corporation that the directors of the Corporation are hereby empowered to determine from time to time by resolution the number of directors of the Corporation and the number of directors of the Corporation to be elected at meetings of the shareholders of the Corporation.

Schedule "B"

RESOLUTION OF THE SHAREHOLDERS OF

LEADER CAPITAL CORP.

2000 Stock Option Plan

"BE IT RESOLVED THAT:

1. the Corporation is hereby authorized to establish a stock option plan to be called the "Leader Capital Corp. 2000 Stock Option Plan" for the benefit of the Corporation's directors, officers, employees and service providers, which shall provide for the grant of options as the directors shall determine in their discretion and as described under the heading "Resolution Approving New Stock Option Plan" in the Corporation's information circular dated October 27, 2000, to purchase and subscribe for up to 2,300,000 common shares of the Corporation;

2. any officer and/or director of the Corporation be and he is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver all such other agreements, amendments, instruments, certificates and other documents and to do all such other acts and things as he may determine to be necessary or advisable; and

Schedule "C"

RESOLUTION OF THE SHAREHOLDERS OF

LEADER CAPITAL CORP.

Blanket Private Placement Approval

BE IT RESOLVED THAT:

1. The Corporation is authorized to negotiate and complete one or more issuances of shares of the Corporation during the next twelve months aggregating the issuance of not more than 11,613,239 common shares of the Corporation, substantially in accordance with the criteria set forth in the Information Circular, under the heading "Future Share Issuances".

2. The Corporation is authorized to complete issuances of its common shares in Ontario and such other jurisdictions as the directors of the Corporation shall determine in their sole discretion, at such prices and pay such commissions to such dealers and brokers as the directors shall determine in their sole and exclusive discretion.

3. The directors and officers of the Corporation are authorized and directed to do all such things and execute and deliver all such documents as shall be required to give effect to the foregoing resolutions.

SCHEDULE "D"

REPORTING PACKAGE IN CONNECTION WITH
THE CORPORATION'S CHANGE OF AUDITORS

LEADER CAPITAL CORP.

150 York Street, Suite 302, Toronto, Ontario M5H 3S5

NOTICE OF CHANGE OF AUDITORS

TO: **John E. Goodwin, Chartered Accountant**
AND TO: **SMITH NIXON & CO. LLP, Chartered Accountants**

TAKE NOTICE THAT John E. Goodwin, Chartered Accountant, the auditor of Leader Capital Corp. (the "Corporation"), was not to be proposed for reappointment as auditor of the Corporation, effective on the date hereof, and the directors of the Corporation have proposed SMITH NIXON & CO. LLP, Chartered Accountants, as the new auditors of the Corporation to hold office until the next annual meeting of shareholders.

TAKE FURTHER NOTICE THAT:

1. John E. Goodwin, Chartered Accountant, has not issued any adverse, qualified opinion or denial of opinion on the annual financial statements of the Corporation for the fiscal years ended March 31, 1999 and March 31, 2000 or for any subsequent period preceding the date of this Notice;

2. the Corporation's Board of Directors has approved the appointment of SMITH NIXON & CO. LLP, Chartered Accountants, as auditors of the Corporation to replace John E. Goodwin, Chartered Accountant; and

3. there have been no reportable disagreements or unresolved issues between the Corporation and John E. Goodwin, Chartered Accountant, over any audit conducted for the periods specified in paragraph (1) hereof, and any subsequent period preceding the date of this Notice. There have been no reportable consultations between the Corporation and the successor auditors during these periods.

DATED as of the 27th day of October, 2000.

LEADER CAPITAL CORP.

Per: "Salvatore Fuda"
Name: Salvatore Fuda
Title: President

October 27, 2000.

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000, and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John Goodwin"
John E. Goodwin.

October 27, 2000.

Alberta Securities Commission
20th Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000 and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John E. Goodwin"
John E. Goodwin.

October 27, 2000.

British Columbia Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000, and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John Goodwin"
John E. Goodwin.

October 27, 2000.

Canadian Venture Exchange
P.O. Box 498
Suite 600, 6th Floor
130 King Street West
Toronto, Ont. M5X 1E5

Dear Sirs:

Re: Leader Capital Corp.

Pursuant to National Policy No. 31, I confirm that I have read the Company's Notice of Change of Auditor dated October 27, 2000, and based upon my knowledge of the information at this date, I concur with the information contained therein.

Yours very truly,

"John Goodwin"
John E. Goodwin.

October 27, 2000

Ontario Securities Commission
Suite 1800, P.O. Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Sirs:

Leader Capital Corp. (the "Corporation)

Please be advised that, in connection with National Policy #31, we hereby notify the Ontario Securities Commission that we have read the Corporation's notices of change of auditors dated October 27, 2000 and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

October 27, 2000

Alberta Securities Commission
10025 Jasper Avenue
20th Floor
Edmonton, Alberta
T5J 3Z5

Dear Sirs;

Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the Alberta Securities Commission that we have read the Corporation's notices of change of auditors dated October 27, 2000and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

October 27, 2000

British Columbia Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Dear Sirs:

Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the British Columbia Securities Commission that we have read the Corporation's notices of change of auditors dated October 27, 2000 and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

October 27, 2000

Canadian Venture Exchange
P.O. Box 498
Suite 600, 6th Floor
130 King Street West
Toronto, Ont. M5X 1E5

Dear Sirs;

RE: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, we hereby notify the Canadian Venture Exchange that we have read the Corporation's notices of change of auditors dated October 27, 2000and are in agreement with the statements contained in such notices.

"SMITH NIXON & CO. LLP"

Chartered Accountants

LEADER CAPITAL CORP.

150 York St., Suite 302, Toronto, Ontario M5H 3S5

October 27, 2000

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: General-Secretary's Office

Dear Sirs:

Re: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, the undersigned confirms that board of directors of the Corporation have reviewed the Notice of Change of Auditors for the Corporation, the letter from the former auditor, John E. Goodwin, Chartered Accountant, and the letter from the successor auditors, SMITH NIXON & CO. LLP, Chartered Accountants.

Yours truly,

LEADER CAPITAL CORP.

"SALVATORE FUDA"

per: Salvatore Fuda
Chairman

LEADER CAPITAL CORP.

150 York St., Suite 302, Toronto, Ontario M5H 3S5

October 27, 2000

Alberta Securities Commission
20th Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Attention: General-Secretary's Office

Dear Sirs:

Re: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, the undersigned confirms that board of directors of the Corporation have reviewed the Notice of Change of Auditors for the Corporation, the letter from the former auditor, John E. Goodwin, Chartered Accountant and the letter from the successor auditors, SMITH NIXON & CO. LLP, Chartered Accountants.

Yours truly,

LEADER CAPITAL CORP.

"SALVATORE FUDA"

per: Salvatore Fuda
Chairman

LEADER CAPITAL CORP.

150 York St., Suite 302, Toronto, Ontario M5H 3S5

October 27, 2000

Canadian Venture Exchange
P.O. Box 498
Suite 600, 6th Floor
130 King Street West
Toronto, Ont. M5X 1E5

Attention: General-Secretary's Office

Dear Sirs:

Re: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, the undersigned confirms that board of directors of the Corporation have reviewed the Notice of Change of Auditors for the Corporation, the letter from the former auditor, John E. Goodwin, Chartered Accountant and the letter from the successor auditors, SMITH NIXON & CO. LLP, Chartered Accountants.

Yours truly,

LEADER CAPITAL CORP.

"SALVATORE FUDA"

per: Salvatore Fuda
Chairman

LEADER CAPITAL CORP.

150 York St., Suite 302, Toronto, Ontario M5H 3S5

October 27, 2000

British Columbia Securities Commission
Suite 200, 865 Hornby Street
Vancouver, B.C. V6Z 2H4

Attention: General-Secretary's Office

Dear Sirs:

Re: Leader Capital Corp. (the "Corporation")

Please be advised that, in connection with National Policy #31, the undersigned confirms that board of directors of the Corporation have reviewed the Notice of Change of Auditors for the Corporation, the letter from the former auditor, John E. Goodwin, Chartered Accountant and the letter from the successor auditors, SMITH NIXON & CO. LLP, Chartered Accountants.

Yours truly,

LEADER CAPITAL CORP.

"SALVATORE FUDA"

per: Salvatore Fuda
Chairman

LEADER CAPITAL CORP.

150 York Street, Suite 302, Toronto, Ontario M5H 3S5

NOTICE OF CHANGE OF AUDITORS

TO: **John E. Goodwin, Chartered Accountant**

AND TO: **SMITH NIXON & CO. LLP, Chartered Accountants**

TAKE NOTICE THAT John E. Goodwin, Chartered Accountant, the auditor of Leader Capital Corp. (the "Corporation"), was not to be proposed for reappointment as auditor of the Corporation, effective on the date hereof, and the directors of the Corporation have proposed SMITH NIXON & CO. LLP, Chartered Accountants, as the new auditors of the Corporation to hold office until the next annual meeting of shareholders.

TAKE FURTHER NOTICE THAT:

1. John E. Goodwin, Chartered Accountant, has not issued any adverse, qualified opinion or denial of opinion on the annual financial statements of the Corporation for the fiscal years ended March 31, 1999 and March 31, 2000 or for any subsequent period preceding the date of this Notice;

2. the Corporation's Board of Directors has approved the appointment of SMITH NIXON & CO. LLP, Chartered Accountants, as auditors of the Corporation to replace John E. Goodwin, Chartered Accountant; and

3. there have been no reportable disagreements or unresolved issues between the Corporation and John E. Goodwin, Chartered Accountant, over any audit conducted for the periods specified in paragraph (1) hereof, and any subsequent period preceding the date of this Notice. There have been no reportable consultations between the Corporation and the successor auditors during these periods.

DATED as of the 27th day of October, 2000.

LEADER CAPITAL CORP.

Per: "Salvatore Fuda"
Name: Salvatore Fuda
Title: President

LEADER CAPITAL CORP.

150 York Street, Suite 302, Toronto, Ontario M5H 3S5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Leader Capital Corp. (the "Corporation") will be held at the offices of the Corporation, 150 York Street, Suite 302, Toronto, Ontario, on Thursday November 30, 2000, at the hour of 10:00 a.m., for the following purposes:

1. To receive the audited annual financial statements for the Corporation for the fiscal years ended March 31, 1999 and March 31, 2000 and the auditors' reports thereon;
2. To approve a special resolution allowing the directors of the Corporation to determine the number of directors to be elected at meetings of shareholders;
3. To elect directors;
4. To appoint Smith Nixon & Co. LLP, Chartered Accountants, as the auditors of the Corporation and to authorize the directors to fix their remuneration;
5. To approve the creation of a new Stock Option Plan;
6. To approve, and if thought fit, pass with or without variation, a resolution authorizing the Corporation to issue common shares pursuant to private placement agreements with arm's length subscribers and/or as consideration for the acquisition of assets during the ensuing twelve month period;
7. To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

An Information Circular, a Form of Proxy, a Supplemental Mailing List Reply Form and a return envelope accompany this Notice of Meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy. Refer to "Notes" below.

DATED at Toronto this 27th day of October, 2000.

BY ORDER OF THE
BOARD OF DIRECTORS
(signed) “Salvatore Fuda”
Salvatore Fuda, President

NOTES:

1. Shareholders registered on the books of the Corporation at the close of business on October 24, 2000 are entitled to Notice of the Meeting.

2. Shareholders registered on the books of the Corporation at the close of business on October 24, 2000 are entitled to vote at the meeting.

3. The directors have fixed the hour of 4:00 p.m. on the last business day preceding the meeting or any adjournment thereof as the time before which the instrument of proxy to be used at the meeting must be deposited with the Corporation's transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H-4C3, provided that a proxy may be delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time for voting.

LEADER CAPITAL CORP.

September 27, 2000

Ontario Securities Commission
20 Queen Street West
Suite 800
Toronto, Ontario
M5H 2S8

Attention: Disclosure Branch

Dear Sirs,

Re: Material Change Report under sub-section 75(2) of the *Securities Act* (Ontario) (the "Act")

1. Reporting Issuer

The full name of the reporting issuer is Leader Capital Corp. and previously its name was Q & A Capital Inc. Its principal office in Canada is located at #302, 150 York Street, Toronto, Ont. M5H 3S5

2. Date of Material Change

The Material Change was completed on September 27, 2000

3. Press Release

A press release in respect of the material change was issued at Toronto on September 27, 2000, through the facilities of BCE Emergis. A copy of the press release is annexed hereto as Schedule "A".

4. Summary of Material Change

On September 27, 2000, the Corporation completed the sale of its wholly owned subsidiary, Royal Orchard Estates (Beamsville) Ltd, for a purchase price of $1,267,910.

Rob and Rino Montemarano have resigned as directors of the Corporation.

5. Full Description of Material Change

On August 31, 2000 the Corporation, as Vendor, entered into an agreement of Purchase and Sale with Royal Orchard Estates Ltd., as purchaser, for the sale and purchase of its wholly owned subsidiary, Royal Orchard Estates (Beamsville) Ltd., for a purchase price of $1,267,910. The transaction was completed through the payment of $1,163,000 in cash and the balance due October 15, 2000.

Royal Orchard Estates (Beamsville) Ltd. owns a single family residential project currently under development in Beamsville, Ontario. Nineteen houses were built and sold between July 8, 1998 and July 7, 2000. The remaining lands are zoned for the construction of approximately 88 units.

Rob and Rino Montemarano have resigned as directors of the Corporation.

6. Reliance on Section 75(3) of the Act and Omitted Information

This report is not being filing on a confidential basis.

7. Omitted Information

No material information has been omitted from this material change report.

8. Senior Officer

For further information, Mr. Salvatore Fuda, President and director, may be contacted at tel.: (416) 304-1913.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto this 27th day of September, 2000.

LEADER CAPITAL CORP.

Per:
Salvatore Fuda, President and Director

Schedule "A"

LEADER CAPITAL CORP.

150 York Street, Suite 302, Toronto, Ontario M5H 3S5
Tel. (416) 304-1913 Fax. (416) 360-4034

September 27, 2000

Listing: CDN, symbol "LEDR"
Issued and Outstanding Capital: 11,613,239 Common Shares

Leader Capital Corp. is pleased to announce that it has sold its wholly owned subsidiary, Royal Orchard Estates (Beamsville) Ltd., for the amount of $1,267,910. Royal Orchard Estates (Beamsville) Ltd. owns a single family residential project currently under development in Beamsville, Ontario.

Leader Capital Corp. retains its land holdings in St. Catherines, Ontario and Gatineau, Quebec.

Rob and Rino Montemarano have resigned as directors of Leader Capital Corp. Sam Fuda, Magaly Bianchini and Andrew Brandt remain as directors.

For further information, please contact Ms. Magaly Bianchini, director at: Tel. 416-304-1913.

-30-

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30

	2000	1999
Revenue		
Sale of housing	$ 718,055	$ -
Rental income	9,350	15,659
Interest	-	147
	727,405	15,806
Costs and expenses		
Cost of housing sold	671,876	-
Mortgage interest – rental properties	4,043	5,220
Condominium property taxes, maintenance fees and repairs	4,269	4,994
Administration and general	10,842	13,910
Amortization of rental properties	2,562	3,000
	693,592	27,124
Income (loss) for the period	33,813	(11,318)
Deficit, beginning of the period	587,221	80,766
Deficit, end of the period	$ 553,408	$ 92,084

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30

	2000	1999
Cash resources provided by (used in):		
Operating activities		
Net income (loss)	$ 33,813	$(11,318)
Amortization	2,562	3,000
Properties under development	581,768	(446,107)
Change in non-cash working capital balances		
Decrease (increase) in accounts receivable	(1,341)	22,277
Increase (decrease) in deferred revenue	(5,000)	2,000
Increase (decrease) in accounts payable	(34,869	80,717
	576,933	(349,431)
Financing activities		
Increase (decrease) in loans	-	191,010
Mortgages	(381,740)	-
Mortgage repayment	(66,411)	(3,747)
	(448,151)	187,263
Increase (decrease) in cash	128,782	(162,168)
Cash, beginning of the period	107,719	323,715
Cash, end of the period	$ 236,501	$ 161,547

LEADER CAPITAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2000

AUDITOR'S REPORT

To the Shareholders,
Leader Capital Corp.

I have audited the consolidated balance sheet of Leader Capital Corp. as at March 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

John E. Goodwin (signed)

Toronto, Canada,
July 7, 2000.

Chartered Accountant.

LEADER CAPITAL CORP.

CONSOLIDATED BALANCE SHEETS

	March 31, 2000	1999
ASSETS		
Properties under development and for sale and held for development (note 5)	$ 4,333,557	$ 4,130,026
Rental properties (note 6)	433,125	518,500
Accounts receivable	11,705	30,897
Cash	107,719	323,715
	$ 4,886,106	$ 5,003,138
LIABILITIES		
Mortgages payable (note 7)	$ 568,832	$ 267,136
Loans	-	142,268
Accounts payable (note 7)	233,036	575,035
Deferred revenue	8,000	6,000
	809,868	990,439
SHAREHOLDERS' EQUITY		
Share capital (note 8)		
Authorized		
Unlimited number of common shares		
Unlimited number of Class A shares		
Issued		
11,612,124 (1999 – 9,612,124) common shares	4,513,459	4,113,479
288,462 special warrants	150,000	150,000
	4,663,459	4,263,479
Deficit	(587,221)	(250,780)
	4,070,238	4,012,699
	$ 4,886,106	$ 5,003,138

Approved by the Board,

Magaly Bianchini, Director (signed)

Sam Fuda, Director (signed)

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Years ended March 31, 2000	1999
Revenue		
Sales of housing	$ 1,412,631	$ 476,168
Rental income	48,263	59,824
Interest	2,265	1,257
	1,463,159	537,249
Costs and expenses		
Cost of housing sold	1,564,442	475,042
Write down of property under development	22,185	27,205
Mortgage interest – rental properties (note 11)	20,942	20,500
Rental property taxes, maintenance fees and repairs	26,783	24,563
Administration and general	125,097	101,877
Loss on sale of rental property	12,921	9,843
Amortization of rental properties	10,250	6,000
Capital tax	16,980	-
	1,799,600	665,030
Net loss	336,441	127,781
Financing costs	-	10,000
Organizational costs	-	112,999
Deficit, beginning of the year	250,780	-
Deficit, end of the year	$ 587,221	$ 250,780
Net loss per common share	$ .03	$ .01

LEADER CAPITAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31, 2000	1999
Cash resources provided by (used in):		
Operating activities		
Net loss	$(336,441)	$(127,781)
Amortization	10,250	6,000
Loss on sale of rental property	12,921	9,843
	(313,270)	(111,938)
Properties under development less recovery on sales	(203,531)	(4,130,026)
Proceeds on sale of real property	52,225	91,157
	(464,576)	(4,150,807)
Change in non-cash working capital balances		
Decrease (increase) in accounts receivable	19,192	(30,897)
Increase in deferred revenue	2,000	6,000
Increase (decrease) in accounts payable	(340,676)	575,035
	(784,060)	(3,600,669)
Financing activities		
Issue of common shares	399,980	4,113,479
Issue of special warrants	-	150,000
Loans	(130,000)	142,268
Financing costs	-	(10,000)
Organizational costs	-	(112,999)
Mortgage proceeds	361,534	789,073
Repayment of mortgages payable	(63,450)	(521,937)
	568,064	4,549,884
Investing activities		
Purchase of rental properties	-	(625,500)
	(215,996)	323,715
Cash, beginning of the year	323,715	-
Cash, end of the year	$ 107,719	$ 323,715

LEADER CAPITAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2000

1. The Company

Pursuant to an agreement dated April 8, 1998, as approved by the shareholders on July 27, 1998, the Company acquired all of the issued shares of Leader Land Corp. by the issue of 5,870,000 common shares.

By agreement dated July 27, 1998, the Company acquired all of the issued shares of Royal Orchard Estates (Beamsville) Ltd. by the issue of 2,692,307 common shares.

Leader Land Corp. and Royal Orchard Estates (Beamsville) Ltd. are engaged in the business of land development and the construction and sale of residential homes.

2. Significant accounting policies

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries Leader Land Corp. and Royal Orchard Estates (Beamsville) Ltd.

The significant policies used in the preparation of these financial statements conform in all material respects, to generally accepted accounting principles and include the standards of disclosure as recommended by the Canadian Institute of Public Real Estate Companies (CIPREC).

Land development costs

All costs related to land development and construction of residential homes are capitalized. These costs include mortgage interest, property taxes, construction management fees and supervisory costs.

Real estate operations comprise the rental of condominium units and related costs. Amortization of the cost of rental units is provided at 2 1/2% per year straight line.

3. Accounting for the reverse takeover

Pursuant to the agreement of April 8, 1998, the Company issued 5,870,000 common shares to the shareholders of Leader Land Corp. and acquired all of the issued shares of that Company. As a result of the exchange, Leader Land Corp. became a wholly-owned subsidiary of Leader Capital Corp. but control of Leader Capital Corp. passed to the former shareholders of Leader Land Corp. The transaction resulted in the former shareholder of Leader Land Corp. acquiring approximately 90.0% of Leader Capital Corp. This business combination was accounted for as a "reverse takeover" whereby financial statements applying the reverse takeover rules are presented. Financial statements are prepared under the name of the parent company and reflect the share capital of the parent company but are considered a continuation of the financial statements of the subsidiary company. The results of operations of the parent company since the date of acquisition have been included in the consolidated statement of operations. As Leader Land Corp. is the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their carrying value.

3. Accounting for reverse takeover, continued

Net liabilities assumed are as follows:

Cash	$ 840
Non-cash current assets	111,194
Deferred charges	45,140
	157,174
Less: Current liabilities	258,240
	$ 101,066

4. Acquisition

Pursuant to the agreement of July 27, 1998, the Company issued 2,692,307 common shares valued at $1,247,910 to acquire all of the issued shares of Royal Orchard Estates (Beamsville) Ltd. The acquisition was accounted for using the purchase method and the results of operations since the date of acquisition have been included in the consolidated statement of operations. The consideration of $1,247,910 was allocated as follows:

Properties under development and for sale	$ 1,247,810
Cash	100
	$ 1,247,910

Option

Under terms of an option agreement dated February 24, 2000, the beneficiary was granted the right to purchase a certain parcel of land located in Gatineau, Quebec. The agreement provides for the purchase by the Company, on behalf of the beneficiary, of certain adjoining lands owned by a third party. The option expired on June 30, 2000.

5. Properties under development and for sale and held for development

	2000	1999
Properties under development and for sale:		
Beamsville, Ontario	$ 1,144,260	$ 1,040,040
St. Catharines, Ontario (note 7)	1,074,933	1,033,240
	2,219,193	2,073,280
Properties held for development:		
Gatineau, Quebec	2,114,364	2,056,746
	$ 4,333,557	$ 4,130,026

6. Rental properties

	2000	1999
Gatineau, Quebec condominium units (note 7) - at cost	$ 524,500	$ 625,500
Less: Property sold	(75,125)	(101,000)
Amortization	(16,250)	(6,000)
	$ 433,125	$ 518,500

7. Mortgages payable

St. Catharines

The mortgage of the St. Catharines land of $300,881 matures July 1, 2000, bears interest at 9.22% and requires monthly payments of principal and interest totalling $3,988.

Gatineau

The 6 condominium units are subject to first mortgages which bear interest at rates from 7.8% to 8.7%, require monthly payments of principal and interest totalling $2,545 and mature at various dates in 2000 to 2001. Principal payments in the year ending March 31, 2000 total $18,271.

8. Share capital

a) Authorized: unlimited number of common shares without par value
unlimited number of Class A shares

b) Issued and outstanding

Share capital

Common shares issued:	Shares	Capital
Balance, March 31, 1999	9,612,124	$ 4,113,479
Private placement of common shares	2,000,000	399,980
Balance, March 31, 2000	11,612,124	$ 4,513,459

c) At March 31, 2000, options were outstanding to directors to purchase 600,000 common shares at $0.52 per share, exercisable on or before September 14, 2000.

d) Common shares purchase warrants

Special warrants

During the year ended March 31, 1999, the Company issued 288,462 special warrants for $150,000. Each special warrant is exchangeable for one common share without additional consideration. The special warrants provide (as amended) that the expiry date would follow the date of acceptance for filing of the Company's prospectus and would be entitled to 1 and 1/10 of one common share for each warrant exercised.

9. Related party transactions

The vendors of the Gatineau properties and the vendor of the St. Catharines property are corporations whose directors were the initial subscribers for the shares of Leader Land Corp. The agreements with the vendors provided for the transfer of the properties at the fair value of $3,930,500. In order to comply with generally accepted accounting principles, it was necessary to state the transfer prices at the carrying values to the vendors. Accordingly, the stated value of the properties was reported at $3,547,688, whereas the tax value is $3,930,500.

9. Related party transactions, continued

The mortgage payable to Royal Orchard Estates Ltd., a shareholder of Leader Capital Corp., has a maximum available principle of $1,400,000 and currently amounts to $57,811 which is due on demand. Interest on the outstanding balance is charged at prime plus 3.5% with minimum interest at 10%. Interest is calculated monthly on the balance outstanding.

Royal Orchard Estates (Beamsville) Ltd. has entered into a project management agreement with an affiliated company to provide all required development and construction management services in return for a fee per housing unit. As at March 31, 1999, $31,500 was capitalized as a cost of property.

Also included in the above management agreement is a development management service fee of $295,000 payable at $2,000 per month beginning when servicing for phase two begins. Phase two commenced in April 1999.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Financial instruments

The carrying value of cash, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

11. Mortgage interest

On mortgages payable	2000	1999
Land and construction in progress	$ 32,258	$ 39,271
Rental properties	20,942	20,500
	53,200	59,771
Less: Amounts capitalized		
Land and construction in progress	32,258	39,271
Rental property mortgage interest for the year	$ 20,942	$ 20,500

12. Income tax information

The Company has non-capital losses available for carry-forward of approximately $2,000 which expire in 2006 and $53,313 which expire in 2007.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Leader Capital Corp.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☑ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 01 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Bianchini

GIVEN NAMES: Magaly

NO: 13280 STREET: 7th Concession Rd APT:

CITY: King City

PROV: ON POSTAL CODE: L7B1K4

BUSINESS TELEPHONE NUMBER: 416-304-1913

BUSINESS FAX NUMBER: 416-360-4034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	576,300							576,300	0	
Common shares	426,320	29 01 02	11		300,000	0.08		126,320	1	368538 Ontario Inc.

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MAGALY BIANCHINI

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 02 02

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 09 98

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BRANDT

GIVEN NAMES: ANDREN

NO. 1017 STREET EDGEWATER COURT APT

CITY: SARNIA

PROV. ONTARIO POSTAL CODE N7V 3A8

BUSINESS TELEPHONE NUMBER: 416 - 864 - 2519

BUSINESS FAX NUMBER: ___ - ___ - ____

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ BRITISH COLUMBIA ☐ FEDERAL (☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA) ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☒ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES (☐ NASDAQ ☐ SEC)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	50,000	14 09 00	46		50,000			0		
Common share options	0	28 09 00	96	20,000		0.25		20,000	D	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 HB. — 164 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW BRANDT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02 10 00

INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 3 4

DATE OF LAST REPORT FILED: Day 15 Month 12 Year 00

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: Day __ Month __ Year __

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BIANCHINI

GIVEN NAMES: MAGALY

NO. 13280 STREET 7th CONCESSION RD. APT

CITY: KING CITY

PROV. ON POSTAL CODE L7B 1K4

BUSINESS TELEPHONE NUMBER: 905 - 859 - 1966

BUSINESS FAX NUMBER: 905 - 859 - 3416

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common share options	290,000	30	11	00	96	576,300	-	0.17		866,300	0	
common share options	866,300	28	09	00	46		290,000	0.25		576,300	0	
common shares	426,320									426,320	1	568588 Ontario Inc.

BOX 6. REMARKS

- Amendment to Exercise Price stated on DEC.15.00 insider
- Sept. 28.2000 options reported were not valid, reported in error

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MAGALY BIANCHINI

SIGNATURE: [signature]

DATE OF THE REPORT: Day 24 Month 01 Year 01

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 3 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 02/10/00

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BIANCHINI

GIVEN NAMES: MAGALY

NO. / STREET / APT: 13280 7th CONCESSION RD.

CITY: KING CITY

PROV: ON POSTAL CODE: L7B 1K4

BUSINESS TELEPHONE NUMBER: 905 - 859 - 1966

BUSINESS FAX NUMBER: 905 - 857 - 3416

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	290,000	30/11/00	96	576,300	-	0.16		866,300	D	
Common Shares	757,330	15/12/00	20		333,000	0.20		426,330	I	368538 Ontario Inc

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MAGALY BIANCHINI

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 15/12/00

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 10 99

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BIANCHINI

GIVEN NAMES: MAGALY

NO. 13280 STREET 7th CONCESSION RD. APT

CITY: KING CITY

PROV: ON POSTAL CODE: L7B 1K4

BUSINESS TELEPHONE NUMBER: 905 - 859 - 1966

BUSINESS FAX NUMBER: 905 - 859 - 3416

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	250,000	14 09 00	46		250,000			Ø	D	
Common share options	Ø	28 09 00	96	290,000		0.25		290,000	D	
Common shares	759,320							759,320	I	368538 Ontario Inc.

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MAGALY BIANCHINI

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02 10 00

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is ... Under the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the ... satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA ... form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [3] [4] [5]

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 24/9/01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FUDA

GIVEN NAMES: SALVATORE

NO. / STREET / APT: 150 YORK STREET, SUITE 302

CITY: TORONTO

PROV.: ON POSTAL CODE: M5H 3S5

BUSINESS TELEPHONE NUMBER: 416 - 360 - 4032

BUSINESS FAX NUMBER: 416 - 360 - 4034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [✓] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP, CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARE OPTIONS	575,000							675,000	D	
COMMON SHARES	1,113,530	12/1/01	20	133,000		0.25		1246530	I	GIOMARDI HOLDINGS INC.

BOX 6. REMARKS

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALVATORE FUDA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 12/1/01

INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 15 12 00

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FUDA

GIVEN NAMES: SALVATORE

NO. STREET APT: 150 YORK STREET, SUITE 302

CITY: TORONTO

PROV.: ON POSTAL CODE: M5H 3S5

BUSINESS TELEPHONE NUMBER: 416 - 360 - 4032

BUSINESS FAX NUMBER: 416 - 360 - 4034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	290,000	08	12	00	96	575,000	-	0.17		865,000	D	
Common share options	865,000	28	09	00	46		290,000	0.25		575,000	D	
Common shares	200,000	15	12	00	20		200,000	0.25		Ø	D	
Common shares	1,246,530	15	12	00	20		133,000	0.20		1,113,530	I	Giomarof Holdings

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 85/2/22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

- Amendments to Report dated DEC.15,2000
- Options granted Sept. 28, 2000 reported were not valid.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALVATORE FUDA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 24 01 01

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Leader Capital Corp.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 02/10/00

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FUDA

GIVEN NAMES: SALVATORE

NO. STREET APT: 150 YORK ST. # 302

CITY: TORONTO

PROV: ON POSTAL CODE: M5H 3S5

BUSINESS TELEPHONE NUMBER: 416 - 360 - 4032

BUSINESS FAX NUMBER: 416 - 360 - 4034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☑ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	290,000	08/12/00	96	575,000	-	0.16		865,000	01	
Common Shares	200,000	15/12/00	20		200,000	.25 ~~0.20~~		0	01	
Common Shares	1,246,530	15/12/00	20		133,000	0.20		1,113,530	11	Giomardi Holdings Inc.

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALVATORE FUDA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 15/12/00

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 24 03 99

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FUDA

GIVEN NAMES: SALVATORE

NO. STREET APT: 150 YORK STREET, SUITE 302

CITY: TORONTO

PROV.: ON POSTAL CODE: M5H3S6

BUSINESS TELEPHONE NUMBER: 416 - 360 - 4032

BUSINESS FAX NUMBER: 416 - 360 - 4034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ BRITISH COLUMBIA ☐ FEDERAL (☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA) ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES (☐ NASDAQ ☐ SEC)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	50,000	14 09 00	46		50,000			Ø	D	
Common share options	Ø	28 09 00	96	290,000		0.75		290,000	D	
Common Shares	200,000							200,000	D	
Common Shares	1,246,530							1,246,530	I	Giomarditto Holdings Inc.

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALVATORE FUDA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02 10 00

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 02 10 00

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BRANDT

GIVEN NAMES: ANDREW

NO. STREET APT: 1017 EDGEWATER COURT

CITY: SARNIA

PROV.: ON POSTAL CODE: N7V 3A8

BUSINESS TELEPHONE NUMBER: 416 - 864 - 2519

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☑ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	20,000	08 12 00	96	10,000	-	0.16		30,000	0	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW BRANDT

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 15 12 00

$13,500 USD

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 30 09 98

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BRANDT

GIVEN NAMES: ANDREN

NO. STREET APT: 1017 EDGEWATER COURT

CITY: SARNIA

PROV.: ONTARIO POSTAL CODE: N7V 3A8

BUSINESS TELEPHONE NUMBER: 416 - 864 - 2519

BUSINESS FAX NUMBER: ___ - ___ - ___

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ BRITISH COLUMBIA ☐ FEDERAL (☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA) ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☒ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES (☐ NASDAQ ☐ SEC)

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common share options	50,000	14 09 00	46		50,000			Ø		
Common share options	Ø	28 09 00	96	20,000		0.25		20,000	D	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 85/2/22 H6.-184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW BRANDT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02 10 00

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 09 98

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MONTEMARAND

GIVEN NAMES: BIND

NO. 200 STREET BRIDGELAND AVE. APT

CITY: TORONTO

PROV.: ON POSTAL CODE: M6A 1Z4

BUSINESS TELEPHONE NUMBER: 416 - 785 - 8172

BUSINESS FAX NUMBER: 416 - 785 - 2981

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common share options	25,000	14 09 00	46		25,000			0	D	
Common Shares	200,000							200,000	D	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): BINO MONTEMARANO

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 03 10 99

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LEADER CAPITAL CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 09 98

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MONTEMARANO

GIVEN NAMES: ROBERT

NO. STREET APT: 200 BRIDGELAND AVE.

CITY: TORONTO

PROV.: ON POSTAL CODE: M6A 1Z4

BUSINESS TELEPHONE NUMBER: 416 - 785 - 8172

BUSINESS FAX NUMBER: 416 - 781 - 2981

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☐ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common share options	225,000	14 09 00	46		225,000			0	D	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ROBERT MONTEMARANO

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): 03 10 00